UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35666

SUMMIT MIDSTREAM PARTNERS, LP

(Exact name of registrant as specified in its charter)

910 Louisiana Street, Suite 4200

Houston, TX 77002

(832) 413-4770

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Partner Interests in the Partnership

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Summit Midstream Partners, LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: August 12, 2024	SUMMIT MIDSTREAM PARTNERS, LP

	By:	Summit Midstream GP, LLC, its general partner

	By:	/s/ James D. Johnston
	Name:	James D. Johnston
	Title:	Executive Vice President, General Counsel, Chief Compliance Officer and Secretary